

Mail Stop 7010

January 15, 2008

via U.S. mail and facsimile

Michael D. Lockhart
Chairman and Chief Executive Officer
Armstrong World Industries, Inc.
P.O. Box 3001
Lancaster, Pennsylvania 17604

> **RE:** **Armstrong World Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,**
> **2007 and September 30, 2007**
> **File No. 1-2116**

Dear Mr. Lockhart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief